EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:

The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report - notice regarding declaration of a labor dispute in Company

Notification is hereby provided that on December 8, 2016, the Company was notified of a strike in accordance with the Settlement of Labor Disputes Law, 5717-1957 (hereinafter, the “Notice”), which was declared and approved by the central national governing body of the New General Federation of Labor (Histadrut), as of December 25, 2016, onwards.

The matters in dispute, according to the Notice, are as follows:

a.	The massive outsourcing of work in the Company’s ordinary and ongoing field of activity, such that the work will be performed by workers who are not employees of the Company, including contractor workers.

b.	The impact of such outsourcing on the fabric of organized labor relations in the Company.

To the Company’s understanding, the Notice was sent against the backdrop of the legislation process of the Economic Plan Law (Legislative Amendments for Implementation of the Economic Policy for the 2017 and 2018. Budget Years), 5777-2016 (the “Arrangements Law”) which would require the Company to allow other domestic telecommunication operators to use its passive telecommunication infrastructure.

The Company is unable to evaluate the implications of such Notice at the present stage.